FILE No. 82-5176

(October 2003)

04 MAR 16 AM 7:21

(Translation)

SUPPL

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

PROCESSED
MAR 16 2004
THOMSON
FINANCIAL

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: October 1, 2003 to October 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: November 7, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of October 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003)		100,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of September 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(November 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: November 1, 2003 to November 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: December 8, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of September 30, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003)	100,000		50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month	-		-	
Development of acquisition of its own shares	-		-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of November 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

To whom it may concern:

January 9, 2004

Fuji Television Network, Inc.
Representative: Koichi Murakami, President and Chief Operating Officer
(Code number: 4676 Tokyo Stock Exchange First Section)
For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department
Telephone: +81-3-5500-8258

Fuji Television Announces a Gratis Stock Split and Revises Dividend Forecast

At the meeting of the Board of Directors held on January 9, 2004, the Directors decided the matters listed below with respect to a split of Fuji Television Network, Inc. stock shares (gratis distribution) and a change in its dividend forecast.

1. Stock split (gratis distribution)

1. Effective Thursday, May 20, 2004, common shares will be split 2-for-1 as described below.

   (1) Number of additional shares as a result of the stock split: The number of common shares will be equivalent to the number of shares outstanding on Wednesday, March 31, 2004.
   (2) Method of stock split: Shareholders and beneficial shareholders, as well as registered holders of odd lots, of record as of March 31, 2004 will receive two new shares for each share held on that date. However, fractions of shares resulting from this split, down to the nearest whole multiple of one-one hundredth, will be listed or recorded in the odd-lot register.

2. Dividend reckoning date: Thursday, April 1, 2004

3. The total number of issued shares outstanding after the stock split shall be as follows:

   (1) Current total number of shares outstanding: 1,074,304.2 (as of December 31, 2003)
   (2) Increase in number of shares through public offering: 180,000
   (3) Number of shares outstanding following public offering: 1,254,304.2
   (4) Increase in number of shares through third-party allocation: 20,000
   (5) Number of shares outstanding following third-party allocation: 1,274,304.2
   (6) Total new shares issued under this stock split: 1,274,304.2
   (7) Total number of shares outstanding after completion of the stock split: 2,548,608.4

Notes:

1. On January 9, 2004, the Board of Directors approved the issuance of new shares through a public offering and third-party allocation of shares.
2. Items 4–7 above are subject to change depending on the status of subscriptions for the third-party share allocation.

4. Article 5 of the Company's Articles of Incorporation will be amended as of Thursday, May 20, 2004, with the number of shares issued increasing by 3,000,000 shares, to 6,000,000 shares.

5. All other matters required for this stock split are to be determined at a future meeting of the Board of Directors.

2. Revision to Dividend Forecast

1. Revision to dividend forecast for the fiscal year ending March 31, 2004

	Interim	Fiscal Year-end	Annual Total
Previous forecast (announced November 19, 2003)	¥600	¥600	¥1,200
New forecast	**¥600**	**¥1,400 (Note 1)**	**¥2,000 (Note 1)**
For reference: Dividend paid in FY ended March 31, 2003	¥600	¥1,150 (Note 2)	¥1,750 (Note 2)

Notes: 1) Includes a special dividend of ¥550 and a commemorative dividend of ¥250 to celebrate the 45th anniversary of the start of broadcasting at Fuji Television.
2) Includes a special dividend of ¥550.

2. Dividend policy for the fiscal year ending March 31, 2005

Although the number of shares outstanding will double though the gratis stock split mentioned above, we intend to maintain our interim and fiscal year-end dividend payments at ¥600 per share, effectively boosting our dividend payment.

3. Reason for the revision

The revision is part of Fuji Television's activities to boost returns to its shareholders.

---end of document---

04 MAR 16 AM 7:21

To whom it may concern:

January 9, 2004

Fuji Television Network, Inc.
Representative: Koichi Murakami, President and Chief Operating Officer
(Code number: 4676 Tokyo Stock Exchange First Section)
For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department
Telephone: +81-3-5500-8258

Notification of New Share Issuance and Sale of Shares

At the meeting of the Board of Directors held on January 9, 2004, the Directors approved the matters listed below with respect to the issuance of and sale of new shares in Fuji Television Network, Inc.

1. **Public Offering of New Shares**
   (1) Number of shares to be issued: 180,000 common shares
   (2) Issue price: The issue price shall be determined on a date between January 26 (Monday) and January 28 (Wednesday), 2004, according to the method stipulated in Article 14, Clause 7 of the Fair Business Practices Regulations established by the Japan Securities Dealers Association (JSDA).
   (3) Portion of the issue price that will not be transferred to capital: The amount of a portion of the issue price, which is not transferred to capital, shall be the amount of the Issue Price to be decided in accordance with (2) above deducted by the amount to be transferred to capital. The portion of the issue price of new shares transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall rounded up to the nearest yen.
   (4) Public offering method: With the aim of making a public offering of shares, all new shares are to be underwritten by the following firms: Daiwa Securities SMBC Co., Ltd., Nomura Securities Co., Ltd., Nikko Citigroup Limited, Mitsubishi Securities Co., Ltd., Mizuho Securities Co., Ltd., and Deutsche Securities Limited, Tokyo Branch. In determining the issue price (offering price) of the public offering, consideration shall be given to general demand for the stock and the price shall be based on the closing price of the stock on the Tokyo Stock Exchange on the day the issue price is determined (when there is no closing price that day, the last closing price shall be used) multiplied by 0.90 – 1.00 (omitting fractions of less than ¥1).
   (5) Commissions to underwriters: The Company will pay no commission fee to underwriters and in substitution for the commission fee, the difference between the issue price to be paid to the Company and the offer price in this public offering will be retained by the underwriters.
   (6) Subscription period: January 29 (Thursday) to February 2 (Monday), 2004
   This period may be moved forward, depending upon demand for the stock, but no earlier than the period from January 27 (Tuesday) to January 29 (Thursday), 2004.
   (7) Date of remittance: A date set between February 3 (Tuesday) and February 5 (Thursday), 2004. In other words, if the subscription period described in 6. above is moved forward owing to demand for the stock, the date of remittance will be also moved

Cautionary Statement
These materials were prepared for the public disclosure of information regarding Fuji Television's planned new share issuance and gratis stock split. This release is not to be construed as an offer to buy or sell securities referred to herein. All prospective investors are advised to read the Company's prospectus for new share issuance and secondary offering of shares (and its amendments, if any) issued separately before making investment decisions.

forward, at the earliest to February 3 (Tuesday), 2004.

(8) Dividend reckoning date: October 1, 2003 (Wednesday)

(9) Advances on subscription: The same value per share as the issue (offering) price.

(10) Minimum block unit for subscription: One (1) share

(11) The Company authorizes the Company's President and Chief Operating Officer to approve all acts necessary for the issue of new shares including the issue price, the portion of the issue price that will not be transferred to capital, and other matters of importance concerning this new issue.

(12) With regard to the items listed above, all items must be reported as per the requirements of the Securities and Exchange Law as a condition for becoming effective.

2. Sale of Shares (Through Underwriting)

(1) Number of shares to be sold: 60,000 common shares

(2) Seller and the number of shares to be sold:
Nippon Broadcasting System, Inc.: 60,000 common shares

(3) Price per share: To be determined (to be equal to the offering price of the public offering of new shares referred to in 1. above)

(4) Selling method:
Daiwa Securities SMBC Co., Ltd., Nomura Securities Co., Ltd., Nikko Citigroup Limited, Mitsubishi Securities Co., Ltd., Mizuho Securities Co., Ltd., and Deutsche Securities Limited, Tokyo Branch will underwrite the sale of all shares. Proceeds to the underwriters to the sale of shares shall be the difference between the selling price and the amount paid to seller by the underwriters.

(5) Subscription period: Same as the subscription period set forth in 1. above.

(6) Transfer date: The first business day following the date of remittance set forth in 1. above.

(7) Advances on subscription: The same value per share as the selling price.

(8) Minimum block unit for subscription: One (1) share

(9) The Company authorizes the Company's President and Chief Operating Officer to approve the selling price and other important matters concerning the sales of shares.

(10) With regard to the items listed above, all items must be reported as per the requirements of the Securities and Exchange Law as a condition for becoming effective.

3. Sale of Shares (Through Over-Allotment)

(1) Number of shares to be sold: 20,000 common shares
This figure is the maximum number of shares to be sold. On the date of decision of sale price, the decision on number of shares to be sold will be made in consideration of market demand for the Public Offering of New Shares and Sale of Shares (Through Underwriting) outlined in **1.** and **2.** above.

(2) Seller: Daiwa Securities SMBC Co., Ltd.

(3) Price per share: To be determined (to be equal to the offering price of the public offering of new shares referred to in 1. above.

(4) Selling method:
Daiwa Securities SMBC will borrow shares of Fuji Television Network stock from its shareholders for additional sale after considering demand for the Public Offering of New

Shares and Sale of Shares (Through Underwriting) outlined in 1. and 2. above

(5) Subscription period: Same as the subscription period set forth in 1. above.

(6) Transfer date: The first business day following the date of remittance set forth in 1. above.

(7) Advances on subscription: The same value per share as the selling price.

(8) Minimum block unit for subscription: One (1) share

(9) The Company authorizes the President and Chief Operating Officer to approve the selling price and other important matters concerning the sales of shares.

(10) With regard to the items listed above, all items must be reported as per the requirements of the Securities and Exchange Law as a condition for becoming effective.

4. Issuance of New Shares Through Third-Party Allocation

(Third-party share allotment related to Sale of Shares (Through Over-Allotment) outlined in 3. above.)

(1) Number of shares to be issued: 20,000 common shares

(2) Price per share: To be determined (to be equal to the offering price of the public offering of new shares referred to in 1. above.

(3) Portion of the issue price that will not be transferred to capital: The amount of a portion of the issue price, which is not transferred to capital, shall be the amount of the Issue Price to be decided in accordance with (2) above deducted by the amount to be transferred to capital. The portion of the issue price of new shares transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall rounded up to the nearest yen.

(4) Subscription date: March 3, 2004 (Wednesday).

(5) Date of remittance: March 4, 2004 (Thursday).

(6) Allotted party and number of shares: Daiwa Securities SMBC 20,000 shares

(7) Dividend reckoning date: October 1, 2003 (Wednesday)

(8) Minimum block unit for subscription: One (1) share

(9) Issuance of shares will be cancelled for shares not subscribed for by the subscription date noted in (4) above.

(10) The Company authorizes the President and Chief Operating Officer to approve all acts necessary for the issue of new shares including the issue price, the portion of the issue price that will not be transferred to capital, and other matters of importance concerning the third-party allocation.

(11) With regard to the items listed above, all items must be reported as per the requirements of the Securities and Exchange Law as a condition for becoming effective. Furthermore, in the event that the public offering and sale of shares through underwriting is cancelled, the third-party allocation will also be cancelled.

For reference:

1. **Number of new shares issued (public offering and third-party allocation) and number of shares sold through over-allotment**

   In connection with the issuance of 180,000 new shares through a public offering (henceforth "the public offering") and the sale of 60,000 shares through underwriters, an upper limit of 20,000 shares Fuji Television are slated to be sold ("shares sold through over-allotment").

   Common shares to be sold through over-allotment are the a maximum of 20,000 shares that Daiwa Securities SMBC will borrow from shareholders of Fuji Television ("borrowed shares") in view of demand for the public offering and shares sold through underwriters. Therefore, the number of shares indicated is the maximum number of shares that could be offered, and this may decrease or the entire offering may be cancelled depending on demand.

   In a related development, the Board of Directors of Fuji Television approved on January 9, 2004 the third-party allocation to Daiwa Securities SMBC of 20,000 shares of common stock ("the third-party allocation") with the remittance date set at March 4, 2004.

   Daiwa Securities SMBC may conduct stabilizing transactions with regard to Fuji Television's common stock during the subscription period for the public offering, shares sold through underwriters, and shares sold through over-allotment. Shares purchased through such stabilizing transactions may be used to return borrowed shares.

   Daiwa Securities SMBC may purchase common stock of the Company on the Tokyo Stock Exchange up to the number of shares sold through over-allotment ("syndicate cover transactions"). Such purchases would be made between the day immediately following the last day of the subscription period for public offering, shares sold through underwriters, and shares sold through over-allotment and February 27, 2004 (Friday). Shares purchased through syndicate cover transactions will be used to return borrowed shares.

   Furthermore, Daiwa Securities SMBC plans to accept the third-party allocation of shares of Fuji Television common stock of an amount equivalent to the number of shares to be sold through over-allotment less the number of shares purchased and through the aforementioned stabilizing and syndicate cover transactions for the purpose of returning borrowed shares. Therefore, some or all the new shares issued through the third-party allocation may not be subscribed. As a result, there may be a decrease in the upper limit of the number of shares to be issued through the third-party allocation owing to a loss in subscription rights or the issuance may not take place at all.

2. **Changes in total number of shares based on the addition of the new issue, third-party allocation, and gratis stock split**

   (1) Current total number of issued shares outstanding: 1,074,304.2 (as of December 31, 2003)
   (2) Increase in number of shares through public offering: 180,000
   (3) Number of issued shares outstanding following public offering: 1,254,304.2
   (4) Increase in number of shares through third-party allocation: 20,000
   (5) Number of issued shares outstanding following third-party allocation: 1,274,304.2
   (6) Total new shares issued under this stock split: 1,274,304.2
   (7) Total number of issued shares outstanding after completion of the stock split: 2,548,608.4
   Notes:
   1. On January 9, 2004, the Board of Directors approved the issuance of new shares through a public offering and third-party allocation of shares.

2. Items 4–7 above are subject to change depending on the status of subscriptions for the third-party share allocation.

3. **Use of funds raised**

   1. Use of funds raised in current financing:
      Of the estimated ¥95,830 million net proceeds from the increase in capital raised through the public offering and ¥10,653 million in estimated funds raised through the third-party allocation that was approved on the same day as the public offering, ¥57,000 million will be used for capital investment in the construction of new studios designed to strengthen Fuji Television's program production system. The Company plans to invest the remainder in media and content that will address the needs to the multimedia and multi-channel era.
   2. Use of funds raised in previous financing:
      Not applicable.
   3. Impact on Company profitability:
      Funds raised in this round of financing will be use for capital expenditures and investments and advances that are designed to fortify Fuji Television's content creation capabilities and to bolster its media strategy. The Company intends such investments to expand its business domains and build an even stronger earnings structure.

4. **Distribution of profits to shareholders**

   (1) Basic profit distribution policy:
   Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its business performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital.

   (2) Approach to setting dividends:
   Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during said period, the next term's performance forecast, the need for internal reserves, changes in the value of the Company's stock, and other factors. Fuji Television plans to pay a year-end dividend for the fiscal year ending March 31, 2004 of ¥1,400 per share (comprising an ordinary dividend of ¥600, a special dividend of ¥550 and a commemorative dividend of ¥250 to celebrate the 45th anniversary of the start of broadcasting at the Company) (see Notes 1 and 2). In addition, the Company has decided to enact a stock split in which shareholders and beneficial shareholders of record as of March 31, 2004 will receive two new shares for each share held on that date. For the fiscal year ending March 31, 2005, we intend to maintain our ordinary dividend (currently ¥1,200 per year), although the decision will ultimately depend on a comprehensive consideration of business conditions and other factors. With the aforementioned stock split, this will effectively be an increase in our dividend payment (see Note 1).
   Notes:
   1. The implementation of forecast dividends and dividend policies is subject to approval and the General Meeting of Shareholders to be held at a later date.
   2. As a result, the Company is planning an annual dividend of ¥2,000 per share for the fiscal year ending March 31, 2004.

(3) Dividend information concerning the last three fiscal years

Non-consolidated	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
Net income per share	¥18,286.34	¥17,368.81	¥12,103.22
Annual dividend per share (Interim dividend per share)	¥1,750 (¥450)	¥1,750 (¥450)	¥1,750 (¥600)
Dividend payout ratio	9.5%	10.1%	14.5%
Return on shareholders' equity	6.0%	5.3%	3.7%
Dividend rate for shareholders' equity	0.5%	0.5%	0.5%

Notes:

a. Net income per share is based on the average number of shares outstanding during the term.

b. The dividend payout ratio is calculated by dividing total dividends paid by net income during the term.

c. Return on shareholders' equity (%) is calculated as net income divided by the average of the sum of shareholders' equity at the beginning of the term and at the end of the term.

d. The dividend rate for shareholder's equity (%) is calculated by dividing total dividends distributed for the year by the shareholders' equity at the end of the term.

e. Treasury stock has been omitted from capital from the fiscal year ended March 31, 2002, so the Company's holdings in its own shares have been deducted from the number of shares outstanding in the calculation of net income per share.

f. Effective from the fiscal year ended March 31, 2003, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings Per Share," both issued by the Accounting Standards Board of Japan on September 25, 2002).

g. The annual dividend per share of ¥1,750 paid in the fiscal year ended March 31, 2001 includes a special dividend of ¥850.

h. The annual dividend per share of ¥1,750 paid in the fiscal year ended March 31, 2002 includes a special dividend of ¥850

i. The annual dividend per share of ¥1,750 paid in the fiscal year ended March 31, 2003 includes a special dividend of ¥550

5. Other

1. Existence of designated buyers.

Not applicable.

2. Information of dilutive effect of latent shares.
Not listed as there is to be no dilutive effect due to latent shares.

3. Equity financing conducted over the past three years:

A. The status of equity financing conducted over the past three years is as follows.
Not applicable.

B. Share price trends over the past three fiscal years

	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003	Fiscal year ending March 31, 2004
Open	¥1,720,000	¥870,000	¥695,000	¥368,000
High	¥1,960,000	¥1,020,000	¥795,000	¥670,000
Low	¥670,000	¥450,000	¥360,000	¥357,000
Close	¥877,000	¥692,000	¥368,000	¥563,000

Notes: Figures for the fiscal year ending March 31, 2004 are as of January 8, 2004.

C. Price-to-earnings ratio (PER) and return on shareholders' equity over the past three fiscal years

Non-consolidated	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
PER	42.6x	37.8x	21.1x
Return on shareholders' equity	6.0%	5.3%	3.7%

Notes:

1. PER is calculated by dividing the closing share price at the end of the term by net income per share of the previous term.
2. Return on shareholders' equity (%) is calculated as net income divided by the average of the sum of shareholders' equity at the beginning of the term and at the end of the term.

D. Other
Not applicable.

—end of document—